UNITED STATES
SECURITIES AND EXC HANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: February, 2021

Commission file number: 001-33562

Platinum Group Metals Ltd.
Suite 838 – 1100 Melville Street, Vancouver BC, V6E 4A6, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

EXHIBITS 99.1 INCLUDED WITH THIS REPORT IS HEREBY INCORPORATED BY REFERENCE AS AN EXHIBIT TO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-231964), AS AMENDED AND SUPPLEMENTED, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibit	Description
99.1	Equity Distribution Agreement dated February 5, 2021
99.2	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2021	/s/ Frank Hallam
FRANK HALLAM
CHIEF FINANCIAL OFFICER